UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0167 Expires: May 31, 2021 Estimated average burden hours per response......... 1.50

FORM 15/A-2

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55237

Renewable Energy and Power, Inc.
(Exact name of registrant as speciﬁed in its charter)

3395 West Cheyenne Ave. #111, North Las Vegas, NV 89032 Tel. 702-685-9524

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common A

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6 Rule 15d-22(b)	☐ ☐ ☐ ☐ ☐ ☐

Approximate number of holders of record as of the certiﬁcation or notice date: 60

Renewable Energy and Power, Inc. (the “Issuer”) hereby requests immediate withdrawal of its request to terminate the registration of its common shares ($0.001 par value) under Section 12(g) of the Exchange Act, which was filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2019 (the “Form 15”). Additional, the Form 15 included a reference to the Company’s “Preferred A” which had not previously been registered under the Exchange Act and should not have been included on the Form.

The Issuer believes that withdrawal of the Form 15 is consistent with the public interest and the protection of our investors. We note that the Form 15 was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934 Renewable Energy and Power, Inc. has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 21, 2019	By:	/s/ Donald MacIntyre
Donald MacIntyre CEO

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall ﬁle with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an ofﬁcer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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